Vanguard Minerals Corporation

September 16, 2009

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

VIA EDGAR

RE:           Vanguard Minerals Corporation
 Form 8K as filed on August 17, 2009

Ladies and Gentlemen:

I write as President and CEO of Vanguard Minerals Corporation, a Nevada corporation (the “Company”) in response to a letter received from the Commission dated September 1, 2009.

We have revised our public disclosure in response to your letter.  Specifically, we have amended our filing on Form 8K as filed on August 17, 2009 with a filing on Form 8K/A on September 16, 2009.  In this filing, we indicate that on August 27, 2009 the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore and Associates, Chartered (“Moore”) because of violations by Moore of PCAOB rules and auditing standards in auditing financial statements, violations of PCAOB rules and quality control standards, violations of Section 10 B and Rule 10(b) 5 thereunder of the Securities Exchange Act of 1934 and non-cooperation with a PCAOB investigation.  We also indicate that Moore, under advice of counsel, has declined to provide the registrant with a letter to the Securities and Exchange Commission indicating whether or not it agrees with the statements contained in the 8K/A.

With respect to our obligation to have our financial statements re-audited, we have engaged a new accounting firm, Seale and Beers, CPAs. However, we engaged them before we knew about the PCAOB issue with Moore and Associates. Since Seale and Beers, CPAs seems to have certain common staff with Moore and Associates, our board has determined that we need to engage a new accounting firm without previous connection to Moore and Associates. We have interviewed and are in the process of conducting due diligence on such firms and expect to have a new auditor appointed within 10 business days and to have a re-audit of our historical financial statements completed no later than November 15, 2009.

Furthermore, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in our 8K and 8K/A filings.   Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the Federal Securities Laws of the United States.

We remain available to answer any additional questions you may have regarding these filings or our public disclosure.

Very truly yours,

/s/ Vladimir Fedyunin
Vladimir Fedyunin
President & CEO